FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313 and 333-170848)

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the Argentine National Securities Commission dated February 9, 2011

Buenos Aires, February 9, 2011.

Messrs.
Comisión Nacional de Valores
25 de Mayo 175
Buenos Aires

Ref.: Changes in the Board of Directors of YPF S.A.

In compliance with the Regulations of the Buenos Aires Stock Exchange, we hereby inform you that the Board of Directors of the Company has considered and resolved, at its meeting held on February 9, 2011, to accept the resignations presented by Messrs. Fernando Ramírez and Rafael López Revuelta to their offices as Regular Director and Alternate Director of class D shares, respectively, both for strictly personal reasons.

We further inform that Mr. López Revuelta has also resigned to his executive office in the Company in which he acted as assistant Director to the General Operations Director or COO.

Also, and in order to comply with the provisions of section 8, Chapter III of the Regulations of Comisión Nacional de Valores, we hereby inform you that under the provisions of section 258 of the Business Companies Act No. 19,550 (Ley de Sociedades 19.550) and article 13 of the Company’s Bylaws – Vacancies, the members of the Supervisory Committee proceeded to cover the vacancy occurred in the Board due to the resignation of Director Fernando Ramírez, by designating Miguel Ángel Devesa del Barrio as Director for Class D shares, whose shall hold office until the new Directors are appointed at the Shareholders’ Meeting.

We enclose herewith the copy of the relevant part of the Board of Directors’ Meeting held on this day, as ell as the duly updated list of Board members.

Yours sincerely,

For YPF S.A.

Guillermo Reda Market Relations Officer

Board Minutes No. 310

In the city of Buenos Aires, on February 9, 2011, at the head office located at Macacha Güemes 515, a meeting of the Board of Directors of YPF Sociedad Anónima is held. The meeting is presided over by its Chairman, Mr. ANTONIO BRUFAU NIUBÓ, in presence of Vice Chairman ENRIQUE ESKENAZI, the Executive Vice Chairman SEBASTIÁN ESKENAZI, and the remaining Directors, Messrs. ANTONIO GOMIS SÁEZ, ANÍBAL BELLONI, MARIO I. BLEJER, CARLOS BRUNO, RAÚL CARDOSO MAYCOTTE, CARLOS DE LA VEGA, MATÍAS ESKENAZI STOREY, SALVADOR FONT ESTRANY, FEDERICO MAÑERO, LUIS SUÁREZ DE LEZO, MARIO VÁZQUEZ, and Syndics SILVANA LAGROSA, Messrs. JUAN GELLY Y OBES, ISRAEL LIPSICH, SANTIAGO LAZZATI and CARLOS MARÍA TOMBEUR.

It is placed on record that Director Luis Suárez de Lezo attends the meeting by videoconference from the city of Madrid, Spain, and has authorized Chairman Antonio Brufau to sign the minutes on his behalf.

At 11:00 a.m., in presence of the quorum, the Chairman calls the meeting to order and the FIRST ITEM ON THE AGENDA is submitted to consideration: “Consideration of resignations by Director and Alternate Director for Class D shares”.

The Chairman proceeds to inform the Board that the Company has received the resignation filed by Fernando Ramírez to his office as Director for Class D shares for reasons of strict personal nature, which under the Argentine Companies’ Act has to be analyzed by the Board at its next succeeding meeting.

He also informs about the resignation received from Rafael López Revuelta to his office as Alternate Director for Class D shares for reasons of strict personal nature, who also retires from his executive office in the Company in which he acted as assistant Director to the General Operations Director or COO.

In consideration of the resignations filed, THE BOARD OF DIRECTORS UNANIMOUSLY RESOLVES:

1°)
To accept the resignation submitted by Fernando Ramírez to his office as Director for Class D shares, for reasons of strict personal nature, expressly acknowledging that the said resignation neither affects the regular operation of the Company  nor is it comprised under any of the circumstances provided for in section 259 of Act No. 19,550.

2°)
To accept the resignation submitted by Rafael López Revuelta to his office as Alternate Director for Class D shares for reasons of strict personal nature, expressly acknowledging that the said resignation neither affects the regular operation of the Company  nor is it comprised under any of the circumstances provided for in section 259 of Act No. 19,550.

3°)	To thank Messrs. Fernando Ramírez and Rafael López Revuelta for their valuable and outstanding performance in the Company.

Thereafter, the SECOND ITEM ON THE AGENDA IS SUBMITTED TO CONSIDERATION: “Designation of Director for Class D shares.”

The Chairman informs that, given the vacancy occurred in the Board due to the resignation of Fernando Ramírez and pursuant to the provisions of article 11, paragraph b) of the Corporate Bylaws, an officer should be designated in his replacement, firstly by incorporating one of the alternate directors designated by the Shareholders’ Meeting, according to the order of replacement established at the General Annual Meeting of Shareholders held on April 28, 2009.

This situation was informed to the alternate directors for Class D shares, Messrs. Alejandro Diego Quiroga López, Alfredo Pochintesta, Tomás García Blanco, Fernando Dasso, Carlos Jiménez, Carlos Alfonsi, Ángel Ramos Sánchez, Ezequiel Eskenazi Storey, Mauro Renato José Dacomo, Ignacio Cruz Moran and Eduardo Ángel Garrote, timely and in their respective order, who stated that for the reasons that each mentions in the letters received by the Company on this date they are not ready to take office as directors, on a permanent basis as provided for in article 5.9. of the Board Regulations of YPF S.A.

Mr. Dacomo, the Corporate Director of Legal Services states that, by virtue of the vacancy, and in compliance with the provisions of section 258 of the Argentine Companies Act, the Supervisory Committee has to cover the vacant office until the next succeeding shareholders’ meeting. In this regard, he reminds that under article 13 of the Corporate Bylaws, the syndics designated by Class D shares are bound to appoint the directors to cover the vacancies occurred among the directors designated for such Class.

The Chairman invites Syndic Juan Gelly y Obes to take the floor, who on behalf of the Supervisory Committee, states that the said committee will proceed to meet immediately with the purpose of considering the vacancy occurred in the Board and designate a new director.

Upon such statement, the Chairman proposes to adjourn the meeting for a while for the Supervisory Committee to meet.

The meeting is resumed after the adjournment in presence of the Directors first mentioned above.

The Chairman then invites Syndic Juan Gelly y Obes to take the floor, who on behalf of the Supervisory Committee states that at its meeting No. 1033, held on this day, it has been decided to designate Miguel Ángel Devesa del Barrio as Director for Class D shares and that under the provisions of the Argentine Companies Act, the said director will hold office until the next election of new directors at the Shareholders’ Meeting. He further states that this appointment has been proposed to the Supervisory Committee by Repsol YPF, S.A., current majority shareholder of YPF S.A., by a letter sent on this day.

Thereafter, Miguel Ángel Devesa enters the room in Madrid in order to take part in the meeting by videoconference, who thanks and accepts the office to which he was designated.
…..

Finally, the members of the Supervisory Committee acknowledge the validity of the resolutions adopted by the Board.

The Chairman then proposes that the meeting be adjourned and the meeting minutes be drafted, all of which is unanimously approved.

At 12:30 p.m. the meeting is again called to order, and in presence of the persons first mentioned above, the minutes of the meeting is read out. When the reading finished, and there being no observation to be made, it is unanimously approved, and was signed by all meeting attendees. There being no further matters to consider, the meeting is closed at 12:40 p.m.

Members of the Board of Directors of YPF S.A.

Position	Name	Representing	Term	Condition

Chairman of the Board	Antonio Brufau Niubó	Class D	April 2011	Non Independent

Vice Chairman of the Board	Enrique Eskenazi	Class D	April 2011	Non Independent

Executive Vice President (CEO) and General Manager	Sebastián Eskenazi	Class D	April 2011	Non Independent

General Director of Repsol Argentina and Assistant to CEO	Antonio Gomis Sáez	Class D	April 2011	Non Independent

Director	To de designated	Class A	April 2011
Director	Luis Suárez de Lezo Mantilla	Class D	April 2011	Non Independent
Director	Salvador Font Estrany	Class D	April 2011	Non Independent
Director	Carlos Bruno	Class D	April 2011	Independent
Director	Carlos de la Vega	Class D	April 2011	Independent
Director	Mario Vázquez	Class D	April 2011	Independent
Director	Raúl Fortunato Cardoso Maycotte	Class D	April 2011	Non Independent
Director	Federico Mañero	Class D	April 2011	Independent
Director	Javier Monzón	Class D	April 2011	Non Independent
Director	Matías Eskenazi Storey	Class D	April 2011	Non Independent
Director	Aníbal Guillermo Belloni	Class D	April 2011	Non Independent
Director Director	Mario Blejer Miguel Ángel Devesa del Barrio	Class D Class D	April 2011 April 2011	Independent Non Independent

Alternate Director	To be desiganted	Class A
Alternate Director	Alejandro Quiroga López	Class D	April 2011	Non Independent
Alternate Director	Alfredo Pochintesta	Class D	April 2011	Non Independent
Alternate Director	Tomás García Blanco	Class D	April 2011	Non Independent
Alternate Director	Ángel Ramos Sánchez	Class D	April 2011	Non Independent
Alternate Director	Fernando Dasso	Class D	April 2011	Non Independent
Alternate Director	Carlos Jiménez	Class D	April 2011	Non Independent
Alternate Director	Carlos Alfonsi	Class D	April 2011	Non Independent
Alternate Director	Ezequiel Eskenazi Storey	Class D	April 2011	Non Independent
Alternate Director	Mauro Renato José Dacomo	Class D	April 2011	Non Independent
Alternate Director	Ignacio Cruz Moran	Class D	April 2011	Non Independent
Alternate Director	Eduardo Ángel Garrote	Class D	April 2011	Non Independent

GUILLERMO REDA Market Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 9, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer